UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM N-8F


APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT
COMPANIES


I.   GENERAL IDENTIFYING INFORMATION


1. Reason fund is applying to deregister (check ONLY ONE: for descriptions,
     SEE Instruction 1 above):

     / /  MERGER

     /X/  LIQUIDATION

     / /  ABANDONMENT OF REGISTRATION
          (Note: Abandonments of Registration answer ONLY questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

     / /  Election of status as a BUSINESS DEVELOPMENT COMPANY
          (Note: Business Development Companies answer ONLY questions 1 through 10 of this form and complete verification at the end of the form.)

2.   Name of fund: Stock Dividend Fund, Inc. (the "Fund")


3.   Securities and Exchange Commission File No.: 811-21576


4.   Is this an initial Form N-8F or an amendment to previously filed
     Form N-8F?

       /X/  Initial Application     / /  Amendment


5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

      Stock Dividend Fund Inc.
      10670 N. Central Expressway
      Suite 470
      Dallas, Texas 75231.


6.Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

        Steven Adams
        Stock Dividend Fund, Inc.
        10670 N. Central Expressway Suite 470
        Dallas, Texas 75231
        (214) 360-7410

7.Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR
    270.31a-1,.31a-2]:

     Steven Adams
     Adams Asset Advisors, LLC
     10670 N. Central Expressway Suite 470
     Dallas, Texas 75231
     (214) 360-7410


     Note: ONCE DEREGISTERED, A FUND IS STILL REQUIRED TO MAINTAIN AND
           PRESERVE THE RECORDS DESCRIBED IN RULES 31A-1 AND 31A-2 FOR THE PERIODS SPECIFIED IN THOSE RULES.

8.   Classification of fund (check only one):

       /X/  Management Company;

       / /  Unit investment trust; or

       / /  Face-amount certificate company.


9.Subclassification if the fund is a management company (check only one):

       /X /  Open-end                / /  Closed-end


10.State law under which the fund was organized or formed (E.G., Delaware, Massachusetts):

        Texas


11.Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

      Adams Asset Advisors, LLC
      10670 N. Central Expressway Suite 470
      Dallas, Texas 75231



12.Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

     Not Applicable

13.  If the fund is a unit investment trust ("UIT") provide:  Not
     Applicable

     (a)  Depositor's name(s) and address(es):

     (b)  Trustee's name(s) and address(es):


14.Is there a UIT registered under the Act that served as a vehicle for investment in the fund (E.G., an insurance company separate account)?

        / /  Yes           /X/  No

        If Yes, for each UIT state:
          Name(s):

          File No.: 811-______

          Business Address:


15.(a)  Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          /X/  Yes                / /  No

          If Yes, state the date on which board vote took place:
          April 1, 2025

          If No, explain:


(b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          /X/  Yes                / /  No

          If Yes, state the date on which the shareholder vote took
          place:   April 8, 2025 (There was only one remaining
          shareholder, Laura S Adams, a Board Member.

          If No, explain:

II.  DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

          /X/  Yes      / /  No

(a) If Yes, list the date(s) on which the fund made those distributions: All but one shareholder sold on April 7, 2025. The last distribution to the sole shareholder will be made on 05/13/2025, as we are waiting for the last dividends to pay. There is only one shareholder left, a Board member.

     (b)  Were the distributions made on the basis of net assets?

          /X/  Yes      / /  No

(c) Were the distributions made PRO RATA based on share ownership? There was only One remaining shareholder

          /X /  Yes      / /  No

(d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:



(e) LIQUIDATIONS ONLY:

          Were any distributions to shareholders made in kind?

          / /  Yes      /X/  No

          If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.  CLOSED-END FUNDS ONLY:
     Has the fund issued senior securities?

     / /  Yes           / /  No

          If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:


18.Has the fund distributed ALL of its assets to the fund's shareholders?

     / /  Yes           /X/  No

     If No: Waiting for last dividends to be paid from stocks previously owned.

(a) How many shareholders does the fund have as of the date this form is filed? One

     (b)  Describe the relationship of each remaining shareholder to
          the fund:   Board Member

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

     /X/  Yes           / /  No

     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders: Last distribution to sole shareholder will be made on 05/13/2025, as we are waiting for the last dividends to pay.


III. ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (SEE QUESTION 18 ABOVE)

     /X/  Yes           / /  No

     If Yes,

     (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed: All cash

     (b) Why has the fund retained the remaining assets? Waiting to receive the last dividends from stocks previously owned.
     Fund will have no assets after 5/13/2025.


     (c)  Will the remaining assets be invested in securities?

          / /  Yes                /X/  No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

     //  Yes                     /X/  No

     If Yes,

     (a)  Describe the type and amount of each debt or other liability:


     (b) How does the fund intend to pay these outstanding debts or other liabilities?


IV.  INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.  (a)  List the expenses incurred in connection with the Merger or
          Liquidation:
                (i) Legal expenses        None.

                (ii) Accounting expenses  None.

                (iii) Other expenses      None.

                (iv)  Total expenses      None.

     (b)  How were those expenses allocated?  N/A


     (c)  Who paid those expenses?   N/A


     (d) How did the fund pay for unamortized expenses (if any)?  N/A


23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

     / /  Yes                     /X/  No

     If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:


V.   CONCLUSION OF FUND BUSINESS

24. Is the fund a party to any litigation or administrative proceeding?

     / /  Yes                     /X/  No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

     / /  Yes                     /X/  No

     If Yes, describe the nature and extent of those activities:

VI.  MERGERS ONLY

26.  (a)  State the name of the fund surviving the Merger:

     (b) State the Investment Company Act file number of the fund surviving the Merger:

     (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

     (d) If the merger or reorganization agreement had NOT been filed with the Commission, provide a copy of the agreement as an exhibit to this form.


                                  VERIFICATION

     The undersigned states that (i) she has executed this Form N-8F application for an order under section 8(f) of the Investment Company
Act of 1940 on behalf of Stock Dividend Fund, Inc. (the "Fund"), (ii) she is the Chief Executive Officer and President of the Fund and (iii) all actions by shareholders, directors and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information and belief.


                                  /s/ Laura S. Adams
                                  ----------------
                                  Name:  Laura S. Adams
                                  Title: President